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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)



                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             ---------------------

                                WCI STEEL, INC.
                           (NAME OF SUBJECT COMPANY)

                                WCI STEEL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                 COMMON STOCK, NO PAR VALUE, $.01 STATED VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   92923J109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                MR. BRET W. WISE
                            VICE PRESIDENT, FINANCE
                          AND CHIEF FINANCIAL OFFICER
                                WCI STEEL, INC.
                             1040 PINE AVENUE, S.E.
                            WARREN, OHIO 44483-6528

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                         ------------------------------

                                    COPY TO:

                             MICHAEL C. RYAN, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038

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    This Amendment No.1 (this "Amendment") on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed with the Securities and Exchange Commission on October 28, 1996 by WCI Steel, Inc., an Ohio corporation (the "Company"), relating to the offer by WCI Steel Holdings, Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, no par value, $.01 stated value (the "Shares") of the Company at $10.00 per Share, net to the seller in cash, on the terms and subject to the conditions, and as more fully set forth in, the Offer to Purchase, dated October 28, 1996, and in the related Letter of Transmittal, previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement.



    Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Statement. Except as expressly set forth below, all information in the Statement remains unchanged and is incorporated herein by reference.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.



    Item 9 is hereby amended and restated to read in its entirety as follows:


    (a)(1) Offer to Purchase, dated October 28, 1996.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other

           Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Letter to Shareholders of the Company, dated October 28, 1996.

    (a)(8) Text of Press Release issued by WCI Steel, Inc. on October 23, 1996.


    (a)(9) Summary Advertisement, dated October 31, 1996.


    (b)  Not applicable.


    (c)(1) Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI Steel, Inc.



    (c)(2) Letter Agreement, dated October 23, 1996, among The Renco Group, Inc., WCI Steel Holdings, Inc. and WCI Steel, Inc. (attached as Annex D to Exhibit (a)(1) hereto, the Offer to Purchase).

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 31, 1996


                                          WCI STEEL, INC.

                                          By /s/ BRET W. WISE
                                            ------------------------------------
                                            Name: Bret W. Wise
                                             Title: Vice President, Finance and
                                                   Chief Financial Officer
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                                 EXHIBIT INDEX


EXHIBIT                                                                                                      PAGE NO.
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

(a)(1)     Offer to Purchase, dated October 28, 1996.....................................................    *

(a)(2)     Letter of Transmittal.........................................................................    *

(a)(3)     Notice of Guaranteed Delivery.................................................................    *

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees..............    *

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other        *
           Nominees......................................................................................

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute                      *
           Form W-9......................................................................................

(a)(7)     Letter to Shareholders of the Company, dated October 28, 1996.................................    *

(a)(8)     Text of Press Release issued by WCI Steel, Inc. on October 23, 1996...........................    *

(a)(9)     Summary Advertisement, dated October 31, 1996.................................................           --

(b)        Not applicable................................................................................    *

(c)(1)     Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI        *
           Steel, Inc....................................................................................

(c)(2)     Letter Agreement, dated October 23, 1996, among The Renco Group, Inc., WCI Steel Holdings,        *
           Inc. and WCI Steel, Inc. (attached as Annex D to Exhibit (a)(1) hereto, the Offer to
           Purchase).....................................................................................


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*   Previously filed